UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

U.S. AUTO PARTS NETWORK, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

90343C100
(CUSIP Number)

Ted Sanders
c/o U.S. Auto Parts Network, Inc.
17150 Margay Avenue
Carson,  California  90746
(310) 735-0085
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90343C100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Mehran Nia

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

a.	☑

b.	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
N/A-

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power
124,663

8.	Shared Voting Power
6,077,704 (1)

9.	Sole Dispositive Power
124,663

10.	Shared Dispositive Power
6,077,704 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,077,704 (1)

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11
19.94% *

14.	Type of Reporting Person (See Instructions)
IN

Footnotes:

*Based on 29,850,507 shares of the Issuer’s Common Stock outstanding as of October 12, 2009.

(1) Consists of (a) 5,525,083 shares of the Issuer’s Common Stock owned directly by the Nia Living Trust Established September 2, 2004, of which Mehran and his spouse, Fariba Nia, are co-trustees, (b) 213,979 shares of the Issuer’s Common Stock owned directly by the Mehran Nia Annuity Trust Established November 18, 2006, of which Mehran and his spouse are co-trustees, (c) 213,979 shares of the Issuer’s Common Stock owned directly by the Fariba Nia Annuity Trust Established November 18, 2006, of which Mehran Nia and his spouse are co-trustees, and (d) 124,663 shares issuable upon exercise of outstanding options which are exercisable as of October 12, 2009 or within 60 days after such date. Mehran Nia disclaims beneficial interest in each of the foregoing trusts except to the extent of his pecuniary interest therein.

CUSIP No. 90343C100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Fariba Nia

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

a.	☑

b.	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power
None

8.	Shared Voting Power
5,953,041 (1)

9.	Sole Dispositive Power
None

10.	Shared Dispositive Power
5,953,041 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,953,041 (1)

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11
19.94% *

14.	Type of Reporting Person (See Instructions)
IN

Footnotes:

*Based on 29,850,507 shares of the Issuer’s Common Stock outstanding as of October 12, 2009.

(1) Consists of (a) 5,525,083 shares of the Issuer’s Common Stock owned directly by the Nia Living Trust Established September 2, 2004, of which Fariba Nia and her spouse are co-trustees, (b) 213,979 shares of the Issuer’s Common Stock owned directly by the Mehran Nia Annuity Trust Established November 18, 2006, of which Fariba Nia and her spouse are co-trustees, and (c) 213,979 shares of the Issuer’s Common Stock owned directly by the Fariba Nia Annuity Trust Established November 18, 2006, of which Fariba Nia and her spouse are co-trustees. Fariba Nia disclaims beneficial interest in each of the foregoing trusts except to the extent of her pecuniary interest therein.

CUSIP No. 90343C100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Nia Living Trust Established September 2, 2004

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

a.	☑

b.	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States of America - California Living Trust

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power
None

8.	Shared Voting Power
5,525,083 (1)

9.	Sole Dispositive Power
None

10.	Shared Dispositive Power
5,525,083 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,525,083 (1)

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11
18.51% *

14.	Type of Reporting Person (See Instructions)
OO

Footnotes:

*Based on 29,850,507 shares of the Issuer’s Common Stock outstanding as of October 12, 2009.

(1) Consists of 5,525,083 shares of the Issuer’s Common Stock owned directly by the Nia Living Trust Established September 2, 2004, of which Mehran Nia and Fariba Nia are co-trustees. Mehran Nia and Fariba Nia disclaim beneficial interest in the trust except to the extent of their respective pecuniary interests therein.

Explanatory Note:

This Amendment No. 2 to Schedule 13D (the “Amendment”) amends and restates the Schedule 13D of the Reporting Persons (as defined below) that was originally filed with the SEC on December 3, 2008 and amended on October 7, 2009.  The Reporting Persons are filing this Amendment to update the information regarding their beneficial ownership of shares of common stock, $0.001 par value per share (the “Common Stock”), of U.S Auto Parts Network, Inc., a Delaware corporation (the “Issuer”), as a result of certain sales that have occurred under the 10b5-1 plan adopted by the Reporting Persons.  The Schedule 13D is hereby amended, restated and/or supplemented as set forth below.  Except as amended, restated and/or supplemented below, the information set forth in the original Schedule 13D remains unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby amended and  supplemented by adding the following after the last paragraph to Item 4.  On October 6, 2009, the Trust sold an aggregate of 228,799 shares into the open market for diversification purposes, pursuant to a Rule 10b5-1 plan established on August 27, 2009.  The Reporting Persons anticipate further sales will be conducted pursuant to the Rule 10b5-1 plan as part of the Reporting Persons’ long-term strategy for asset diversification and liquidity.  Transactions pursuant to the 10b5-1 plan will be subject to certain price restrictions under the 10b5-1 plan and such plan may be terminated at any time.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of Common Stock reported owned by each Reporting Person is based upon 29,850,507 shares of the Issuer’s Common Stock outstanding as of October 12, 2009.

(a)     The Reporting Persons beneficially owned the following shares of the Issuer’s Common Stock:

Reporting Person	No. of Shares Beneficially Owned	Percentage Held
Mehran Nia	6,077,704	19.94%
Fariba Nia	5,953,041	19.94%
Nia Living Trust Established	5,525,083	18.51%
September 2, 2004

(b)	(i) Sole power to vote or to direct the vote:

	Mehran Nia	124,663
	Fariba Nia	0
	Nia Living Trust Established September 2, 2004	0

(ii) Shared power to vote or to direct the vote:

Mehran Nia	6,077,704
Fariba Nia	5,953,041
Nia Living Trust Established September 2, 2004	5,525,083

(iii) Sole power to dispose or to direct the disposition of:

Mehran Nia	124,663
Fariba Nia	0
Nia Living Trust Established September 2, 2004	0

(iv) Shared power to dispose or to direct the disposition of:

Mehran Nia	6,077,704
Fariba Nia	5,953,041
Nia Living Trust Established September 2, 2004	5,525,083

The shares of Common Stock beneficially owned by Mehran Nia and Fariba Nia consist of  (a) 5,525,083 shares of the Issuer’s Common Stock owned directly by the Nia Living Trust Established September 2, 2004, of which Mehran Nia and Fariba Nia are co-trustees, (b) 213,979 shares of the Issuer’s Common Stock owned directly by the Mehran Nia Annuity Trust Established November 18, 2006, of which Mehran Nia and Fariba Nia are co-trustees, and (c) 213,979 shares of the Issuer’s Common Stock owned directly by the Fariba Nia Annuity Trust Established November 18, 2006, of which Mehran Nia and Fariba Nia are co-trustees. Mehran Nia and Fariba Nia specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their respective pecuniary interests therein, if any.  Mehran Nia is also the beneficial owner of 124,663 shares of the Issuer’s Common Stock that are issuable upon exercise of outstanding options that are exercisable as of October 12, 2009 or within 60 days after such date.

 (c)     The transactions by the Reporting Persons since filing Amendment 1 to Schedule 13D on October 7, 2009 are set forth on Exhibit A, attached herewith and are incorporated herein by reference.  All such sales have been reported on a Form 4.

 (d)     No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D.

 (e)     Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 12, 2009
Date

/s/ MEHRAN NIA
Signature

/s/ FARIBA NIA
Signature

NIA LIVING TRUST ESTABLISHED SEPTEMBER 2, 2004

By:	/s/ MEHRAN NIA
Its:	Co-Trustee

By:	/s/ FARIBA NIA
Its:	Co-Trustee

EXHIBIT A

Transactions by the Reporting Persons since filing Amendment 1 to Schedule 13D on October 7, 2009

NIA LIVING TRUST ESTABLISHED SEPTEMBER 2, 2004

		Number of Shares	Price
Date of Transaction	Nature of Transaction	Purchased/(Sold)	Per Share($)
10/6/2009	Open Market Sale	(228,799)	$5.504

		(228,799)